                                  EXHIBIT 12.1

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                 COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

                             (DOLLARS IN THOUSANDS)

                                                                                   PERIOD          PERIOD
                                                                                    FROM            FROM
                                                                      YEAR         DECEMBER       JANUARY 1,       YEAR
                                                                     ENDED       16, 1999 TO       1999 TO        ENDED
                                                                    DECEMBER       DECEMBER       DECEMBER       DECEMBER
                                                                    31, 2000       31, 1999       15, 1999       31, 1998
                                                                 ------------   ------------   ------------   ------------
FIXED CHARGES:
     Interest Expense ........................................   $      3,282   $        124   $      1,721   $      1,939
     Interest included in cost of sales ......................         11,797            428          9,836          8,877
     Rental Expense (1) ......................................              0              0              0              0
                                                                 ------------   ------------   ------------   ------------
Total fixed charges before capitalization interest and
     preferred stock dividends
     of subsidiaries .........................................   $     15,079   $        552   $     11,557   $     10,816

Preferred stock dividends of subsidiaries ....................              0              0              0              0
Capitalized interest .........................................            651             31            719            347
                                                                 ------------   ------------   ------------   ------------
     Total fixed charges .....................................   $     15,730   $        583   $     12,276   $     11,163
                                                                 ============   ============   ============   ============

EARNINGS AVAILABLE FOR FIXED CHARGES:
Earnings (2) .................................................   $     40,543   $      4,147   $     22,939   $     20,432

Less undistributed income in minority owned companies ........              0              0              0              0

Add fixed charges before capitalized interest and preferred
  stock dividends of
  subsidiaries ...............................................         15,079            552         11,557         10,816
                                                                 ------------   ------------   ------------   ------------
Total earnings available for fixed charges ...................   $     55,622   $      4,699   $     34,496   $     31,248
                                                                 ------------   ------------   ------------   ------------

Ratio of earnings to fixed charges (1) .......................           3.54           8.06           2.81           2.80


(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest and preferred stock dividends of subsidiaries, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividends of subsidiaries, and that portion of rental expense representative of interest.

(2) Earnings reflect income before taxes.